MMC Norilsk Nickel

06013758

RECEIVED
2006 MAY 25 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

22.05.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the company's securities dated May 19, 2006

2. Press Release dated May 17, 2006: Norilsk Nickel and the Russian Academy of Sciences launch research for breakthrough environmental technologies

3. Information on the events that may significantly affect the price of the company's securities dated May 15, 2006

4. Statement of material fact dated May 15, 2006: Information on Issuer's date of record

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

dw 5/31

MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number	*8401005730*
1.6. The Issuer's Unique Code given by the registering body	*40155-F*
1.7. Internet website used by the Issuer to disclose information	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the profit organization in which a share of the authorized capital has been acquired by the Issuer: ***Limited Liability Company Karelnickel;*** Location of the profit organization, in which a share of the authorized capital has been acquired by the Issuer: ***184507, Monchegorsk - 7 , Murmansk Region, Russia;*** The Issuer's share in the authorized capital of the aforementioned organization before change: ***0%;*** The Issuer's share in the authorized capital of the aforementioned organization after change: ***100%;*** Date of the change in the Issuer's share in the authorized capital of the aforementioned organization: ***May 19, 2006.***

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney ГМК-115/99-нм of 25.01.2006)

May 19, 2006

RECEIVED
2006 MAY 25 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2006 MAY 25 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

НОРИЛЬСКИЙ НИКЕЛЬ

05.17.2006

Norilsk Nickel and the Russian Academy of Sciences launch research for breakthrough environmental technologies

MMC Norilsk Nickel initiated discussion of Environmental Issues in Norilsk Industrial Region and Possible Solutions at the meeting of the Russian Academy of Sciences Presidium. Member of the Academy Leopold Leontiev and Professor Andrey Tarassov delivered reports on the issue.

MMC Norilsk Nickel General Director Mikhail Prokhorov and Deputy General Director for Environment Jokves Rozenberg took part in the discussion. Meeting participants emphasized the complex nature of environmental issues underpinned by specific features of raw materials, geography of Norilsk, lack of railroad communications and lack of opportunities for local use of sulphur dioxide utilization products including sulphuric acid and free sulphur.

Presidium of the Russian Academy of Sciences pointed out that despite current investment intensive and costly measures, sulphur dioxide output remains at a relatively high level. It was emphasized that existing technologies and sulphur materials processing flow sheets used in Norilsk are incapable of ensuring the use environmentally and economically agreeable solutions to the problem, which poses the challenge of search for breakthrough technologies. For this reason taking into account the high importance of Norilsk Nickel's operations in the Russian economy Presidium of the Russian Academy of Sciences resolved on developing a research and technical program in 2006 to address the need for environmentally, economically and socially balanced gradual reduction of sulphur dioxide emissions to acceptable safe levels. A special commission will be set up and tasked with development of the program.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/info/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information

Date of the Company's Board of Directors Meeting: *May 15, 2006*;
Date and number of the Protocol of the Company's Board of Directors Meeting, when the relevant resolution was passed: *May 15, 2006, No. ГМК/11-пр-сд;*

Re: Date, form, location and time of MMC Norilsk Nickel's AGM, and the time of registration opening.

Resolved:

1. ***The date of the AGM of MMC Norilsk Nickel shareholders shall be June 29, 2006.***
2. ***The General Shareholders' Meeting shall be held in the form of in-person meeting.***
3. ***The AGM shall be held in the Conference Hall of the Russian Government's Finance Academy at the following address: Moscow, Leningradsky Prospect, 49.***

4. The AGM shall start at 13:00 on June 29, 2006 and the registration of participants shall start at 09:00 of the same day (local time).

RECEIVED
2006 MAY 25 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5. In the public notice on calling the AGM of MMC Norilsk Nickel shareholders, to inform the shareholders that only the ballots received by the Company not later than two days before the date of the Meeting will be counted in determining the quorum and in the voting.

Re: Date of compiling a list of persons eligible to participate in MMC Norilsk Nickel's AGM.
Resolved:
The date of compiling the list of persons eligible to participate in the AGM of MMC Norilsk Nickel shareholders shall be May 15, 2006

Re: Approval of the Agenda of MMC Norilsk Nickel's AGM:
To approve the Agenda of the Annual General Meeting of MMC Norilsk Nickel shareholders as per Addendum 1.

Representative of MMC Norilsk Nickel *D.A. Usanov*
(Power of Attorney No. ГМК-115/99-нм of January 25, 2006.)

May 15, 2006

STATEMENT OF MATERIAL FACT
"INFORMATION ON ISSUER'S DATE OF RECORD"

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/facts/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Supplement to the Information bulletin of the Federal Financial Markets Service"*

1.9. Code(s) of material fact (s)	*0840155F15052006*

2. Subject matter of the information
2.1. Class, category (type), issue and other identifying attributes of registered securities: ***ordinary registered non-documentary shares;***
2.2. The purpose of drawing up the list of registered securities holders: ***to draw up the list of persons entitled to participate in the Annual General Shareholders Meeting of MMC Norilsk Nickel on June 29, 2006;***
2.3. Date of the list of registered securities holders: ***May 15, 2006;***
2.4. Date and number of the Issuer's Board Meeting Protocol, featuring the resolution on the date of drawing up the list of Issuer's registered securities holders, which settles the date when the list is to be drawn up: ***May 15, 2006, Protocol No. ГМК/11-пр-сд.***

Representative of MMC Norilsk Nickel *D.A. Usanov*
(Power of Attorney No. ГМК-115/99-нм of January 25, 2006.)

May 15, 2006